Summit Therapeutics plc

Unaudited Condensed Consolidated Interim Financial Statements

Three months ended April 30, 2018 and 2017

Unaudited Condensed Consolidated Interim Statement of Financial Position
As at April 30, 2018 and January 31, 2018

		April 30, 2018	January 31, 2018
			(Adjusted*)
	Note	£000s	£000s
ASSETS
Non-current assets
Goodwill		2,478	2,478
Intangible assets		14,583	14,785
Property, plant and equipment		757	809
		17,818	18,072
Current assets
Prepayments and other receivables		12,572	11,134
Current tax receivable		5,666	4,654
Cash and cash equivalents		27,685	20,102
		45,923	35,890
Total assets		63,741	53,962

LIABILITIES
Non-current liabilities
Deferred revenue		(25,584)	(27,270)
Financial liabilities on funding arrangements	9	(3,231)	(3,090)
Provisions for other liabilities and charges	10	(1,687)	(1,641)
Deferred tax liability		(2,379)	(2,379)
		(32,881)	(34,380)
Current liabilities
Trade and other payables		(11,906)	(8,932)
Deferred revenue		(13,180)	(13,834)
		(25,086)	(22,766)
Total liabilities		(57,967)	(57,146)
Net assets / (liabilities)		5,774	(3,184)

EQUITY
Share capital		820	736
Share premium account		74,394	60,237
Share-based payment reserve	11	7,288	6,743
Merger reserve		3,027	3,027
Special reserve		19,993	19,993
Currency translation reserve		44	37
Accumulated losses reserve		(99,792)	(93,957)
Total equity / (deficit)		5,774	(3,184)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the three months ended April 30, 2018 and 2017

		Three months ended April 30, 2018	Three months ended April 30, 2017
	Note	£000s	£000s
Revenue	4	3,874	1,728
Other operating income	5	3,455	—
Operating expenses
Research and development		(11,254)	(5,035)
General and administration		(2,669)	(2,434)
Total operating expenses		(13,923)	(7,469)
Operating loss		(6,594)	(5,741)
Finance income		1	1
Finance costs		(188)	(224)
Loss before income tax		(6,781)	(5,964)
Income tax	8	946	1,203
Loss for the period		(5,835)	(4,761)
Other comprehensive losses
Items that may be reclassified subsequently to profit or loss Exchange differences on translating foreign operations		7	(15)
Total comprehensive loss for the period		(5,828)	(4,776)
Basic and diluted loss per ordinary share from operations	3	(8) pence	(8) pence

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Cash Flows
For the three months ended April 30, 2018 and 2017

	Three months ended April 30, 2018	Three months ended April 30, 2017
	£000s	£000s
Cash flows from operating activities
Loss before income tax	(6,781)	(5,964)

Adjusted for:
Finance income	(1)	(1)
Finance costs	188	224
Foreign exchange (gain) / loss	(457)	473
Depreciation	77	23
Amortization of intangible fixed assets	208	2
Loss on disposal of assets	—	37
Research and development expenditure credit	(65)	—
Share-based payment	545	277
Adjusted loss from operations before changes in working capital	(6,286)	(4,929)

Increase in prepayments and other receivables	(1,434)	(482)
Decrease in deferred revenue	(2,339)	(1,728)
Increase / (decrease) in trade and other payables	3,019	(798)
Cash used by operations	(7,040)	(7,937)

Taxation paid	—	(15)
Net cash used by operating activities	(7,040)	(7,952)

Investing activities
Purchase of property, plant and equipment	(25)	(280)
Purchase of intangible assets	(5)	—
Interest received	1	1
Net cash used in investing activities	(29)	(279)

Financing activities
Proceeds from issue of share capital	15,000	—
Transaction costs on share capital issued	(858)	—
Proceeds from exercise of warrants	—	10
Proceeds from exercise of share options	99	3
Net cash generated from financing activities	14,241	13

Increase / (decrease) in cash and cash equivalents	7,172	(8,218)
Effect of exchange rates in cash and cash equivalents	411	(482)
Cash and cash equivalents at beginning of the period	20,102	28,062
Cash and cash equivalents at end of the period	27,685	19,362

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statement of Changes in Equity
For the three months ended April 30, 2018 and 2017

Three months ended April 30, 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At February 1, 2018 (as previously reported)	736	60,237	6,743	3,027	19,993	37	(80,898)	9,875
Change in accounting policy (full retrospective application IFRS 15)	—	—	—	—	—	—	(13,059)	(13,059)
At February 1, 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Loss for the period	—	—	—	—	—	—	(5,835)	(5,835)
Currency translation adjustment	—	—	—	—	—	7	—	7
Total comprehensive loss for the period	—	—	—	—	—	7	(5,835)	(5,828)
New share capital issued	83	14,917	—	—	—	—	—	15,000
Transaction costs on share capital issued	—	(858)	—	—	—	—	—	(858)
Share options exercised	1	98	—	—	—	—	—	99
Share-based payment	—	—	545	—	—	—	—	545
At April 30, 2018	820	74,394	7,288	3,027	19,993	44	(99,792)	5,774

Three months ended April 30, 2017

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At February 1, 2017	618	46,420	5,136	(1,943)	19,993	50	(73,767)	(3,493)
Loss for the period	—	—	—	—	—	—	(4,761)	(4,761)
Currency translation adjustment	—	—	—	—	—	(15)	—	(15)
Total comprehensive loss for the period	—	—	—	—	—	(15)	(4,761)	(4,776)
New share capital issued from exercise of warrants	1	9	—	—	—	—	—	10
Share options exercised	—	3	—	—	—	—	—	3
Share-based payment	—	—	277	—	—	—	—	277
At April 30, 2017	619	46,432	5,413	(1,943)	19,993	35	(78,528)	(7,979)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

1. Basis of Accounting

The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc ('Summit') and its subsidiaries (the 'Group') for the three months ended April 30, 2018 have been prepared in accordance with IAS 34 'Interim Financial Reporting', other International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending January 31, 2019 and the accounting policies set out in Summit’s consolidated financial statements. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended January 31, 2018 other than as described below. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at January 31, 2018.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on June 5, 2018.
The Group expects it will need to raise additional funding in the future in order to support research and development efforts, potential commercialization related activities if any of its product candidates receive marketing approval, as well as to support activities associated with operating as a public company in both the United States and the United Kingdom. Management expects to finance its cash needs through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not for profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements.
After review of the future operating costs of the business in conjunction with the cash held at April 30, 2018, management is confident about the Group’s ability to continue as a going concern and accordingly the interim financial statements have been prepared on a going concern basis.
The Group’s activities and results are not exposed to any seasonality.

Adoption of IFRS 15 Revenue from contracts with customers

IFRS 15 establishes comprehensive guidelines for determining when to recognize revenue and how much revenue to recognize. The Group has adopted this new standard effective February 1, 2018 as required, using the full retrospective transition method in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.
The core principle in that framework is that a company should recognize revenue to depict the transfer of control of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. To determine revenue recognition for arrangements that a company determines are within the scope of IFRS 15, a company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the company satisfies a performance obligation.
The Group has assessed the effect of adoption of this standard as it relates to the license and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’) and the license and commercialization agreement with Eurofarma Laboratórios S.A. ('Eurofarma').
The license and collaboration agreement with Sarepta and the license and commercialization agreement with Eurofarma grant the rights in specific territories to commercialize products in the Group’s utrophin modulator pipeline and ridinilazole, respectively, as well as the provision of the associated research and development activities. Such activities result in a service that is the output of the Group’s ordinary activities. The Group assessed that the revenues from these agreements are in the scope of IFRS 15.

1. Basis of Accounting (continued)

For both of these agreements the Group has assessed that the license to commercialize the Group’s intellectual property is not distinct in the context of the contract and that there is a transformational relationship between the license and the research and development activities delivered as they are highly interrelated elements of the contract. The Group has therefore determined that there is one single performance obligation under IFRS 15 in relation to the license granted and research and development activities, which is the transfer of a license for which the associated research and development activities are completed over time. The transaction price of these agreements includes upfront payments, development and regulatory milestone payments, development cost share income, sales milestones and sales-based royalties. Milestone payments are included in the transaction price only when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The relevant transaction price elements are allocated to the performance obligation identified being the transfer of a license for which the associated research and development activities are completed over time. The revenues are recognized over the development period using an output method based on time elapsed, reflecting both the increase in value of the license and the progression of the research and development activities over the development period towards potential commercialization of the product. Sales milestones and sales-based royalties are not yet included in the Group’s revenues since both programs are still in development. The predominant element of the performance obligation that the sales-based royalties relate to is the license granted and hence the revenues will be recognized when the related sales occur.

The license and collaboration agreement with Sarepta also has two further performance obligations: i) the research and clinical development activities relating to the future generation small molecule utrophin modulators; and ii) the license granted to commercialize in Latin America, which is at the option of Sarepta. Since the development, regulatory and sales milestone payments allocated to these additional performance obligations are contingent on future activities, they will therefore only be included in the transaction price and accounted for as revenue when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The relevant sales-based royalties will be recognized when the related sales occur, as the license granted is the predominant element of the performance obligation.

Due to the adoption of IFRS 15, the $22.0 million (£17.2 million) development milestone payment the Group received (in May 2017) as part of the license and collaboration agreement with Sarepta, which had previously been recognized in full under IAS 18, is now being recognized as revenue over the development period. Similarly, development cost share income from Sarepta (which commenced in January 2018) under the agreement is now being recognized as revenue over the development period. As a result of this change, £13.1 million of income related to the license and collaboration agreement with Sarepta previously recognized as revenue during the year ended January 31, 2018 is now classified as deferred revenue in the Statement of Financial Position. This adjustment consists of (i) £12.4 million related to the development milestone payment, and (ii) £0.7 million related to development cost share income related to Sarepta’s share of research and development costs incurred in January 2018 (the first month that the cost share component of the agreement was in effect). Whilst IFRS 15 did not impact revenues recognized during the three months ended April 30, 2017, IFRS 15 will impact the historical comparative financials for the fiscal quarters from the three months ended July 31, 2017 onwards.

The Group’s assessment results in no difference in the accounting treatment of the license and commercialization agreement with Eurofarma under IAS 18 and IFRS 15. Revenues recognized relating to the agreement during the year ended January 31, 2018 under IAS 18 related only to the upfront payment, which was initially reported as deferred revenue in the Statement of Financial Position and is being recognized as revenue over the development period. This is consistent with the accounting treatment under IFRS 15.

This change in accounting policy has been reflected retrospectively in the comparative Statement of Financial Position for the year ended January 31, 2018. The opening Statement of Financial Position as at February 1, 2017 is in line with comparative amounts disclosed in the financial statements for the year ended January 31, 2017, as there was no impact of this change in accounting policy on the Statement of Financial Position as at January 31, 2017. There was also no impact of this change in accounting policy on the Statement of Comprehensive Income and Statement of Cash Flows for the three months ended April 30, 2017.

1. Basis of Accounting (continued)

The impact of this change in accounting policy on the unaudited condensed consolidated interim financial statements is an increase in non-current and current deferred revenue, and an increase in accumulated losses reserve. The increase in non-current and current deferred revenue for the year ended January 31, 2018 relates to the difference between the accounting treatment of the Sarepta development milestone payment and development cost share income under IAS 18 and IFRS 15, as described above, and will be recognized as revenue over the remainder of the development period.

Impact on Unaudited Condensed Consolidated Statement of	Original Year ended January 31, 2018	Adjusted Year ended January 31, 2018	Impact
Financial Position	£000s	£000s	£000s
Non-current liabilities
Deferred revenue	(18,033)	(27,270)	(9,237)
Current liabilities
Deferred revenue	(10,012)	(13,834)	(3,822)
Accumulated losses reserve	(80,898)	(93,957)	(13,059)

The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 15 and, as appropriate, will adopt these from the effective dates.

Adoption of IFRS 9 Financial Instruments
The Group has adopted IFRS 9 Financial Instruments effective February 1, 2018. There has not been an impact on the Group’s net results or net assets for the three months ended April 30, 2018 and April 30, 2017 as a result of adoption.

Change in accounting policy - Revenue recognition
Revenue is accounted for in line with principles of IFRS 15 Revenue from contracts with customers.
Licensing agreements may consist of multiple elements and provide for varying consideration terms, such as upfront, development, regulatory and sales milestones, sales-based royalties and similar payments. Such arrangements are determined to be within the scope of IFRS 15 and are assessed under the five step model of the standard to determine revenue recognition. The distinct performance obligations within the contract and arrangement transaction price are identified. The fair value of the arrangement transaction price is allocated to the different performance obligations based on the relative stand-alone selling price of those services provided and the performance obligation activities to which the terms of the payments specifically relate to. The allocated transaction price is recognized over the respective performance period of each performance obligation. Amounts received in advance of the revenue recognition criteria being met are initially reported as deferred revenue on the Consolidated Statement of Financial Position and are recognized as revenue over the development period.
Development and regulatory approval milestone payments are included within the allocated transaction price only when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Revenues attributable to the development cost share element of a licensing agreement are also recognized over the performance period.
Sales-based royalty income is recognized when the related sales occur, as the license granted is the predominant element of the performance obligation. Sales related milestone payments are recognized in full in the period in which the relevant milestone is achieved, since these payments are inherently received once the development period is completed and the license granted is useable.
See Note 1 ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’ for details of the impact of the initial adoption of IFRS 15.

2. Critical accounting estimates and judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended January 31, 2018, except for the critical judgments applied in relation to the Group’s accounting policy for revenue recognition following the adoption of IFRS 15 Revenue from contracts with customers effective February 1, 2018. The judgments applied on adoption of IFRS 15 are detailed below.

Revenue Recognition
The Group recognizes revenue from licensing fees, collaboration fees, development, regulatory and approval milestone fees, sales milestones and sales-based royalties. Agreements generally include a non-refundable upfront fee, milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones, as well as royalties on product sales of licensed products, if and when such product sales occur. For these agreements, the Group is required to apply judgment as follows; the identification of the number of performance obligations within a contract, the allocation of the transaction price to those performance obligations and the timing of when milestone payments are included in the transaction price.
In relation to the license and collaboration agreement with Sarepta and the license and commercialization agreement with Eurofarma, the Group has assessed that the license to commercialize the Group’s intellectual property is not distinct in the context of the contract and that there is a transformational relationship between the license and the research and development activities delivered as they are highly interrelated elements of the contract. The Group has therefore determined that there is one single performance obligation under IFRS 15 in relation to the license granted and research and development activities which is the transfer of a license for which the associated research and development activities are completed over time. In the case of the Sarepta agreement, management has assessed that there are two further performance obligations which are the research and clinical development activities relating to the future generation small molecule utrophin modulators and the grant of a license to commercialize in Latin American, which is at the option of Sarepta. These performance obligations are separate and distinct from the transfer of a license for which the associated research and development activities are completed over time.
The allocation of the transaction price is based on the relative stand-alone selling price of those services provided and the performance obligation activities to which the terms of the payments specifically relate to. Milestone payments and other variable consideration are only included in the transaction price allocated to a performance obligation when it becomes highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The allocated transaction price is recognized over the respective performance period of each performance obligation.
As a result, the upfront payments, development milestones and development cost share income are initially reported as deferred revenue in the Consolidated Statement of Financial Position and are being recognized as revenue over the development period. See Note 1 ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers’ for details of the impact of the initial adoption of IFRS 15.

3. Loss per share calculation

The loss per share has been calculated using the loss for the period and dividing this by the weighted average number of ordinary shares in issue during the three months ended April 30, 2018: 76,571,101 (for three months ended April 30, 2017: 61,883,701).

Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per share.

4. Revenue

	Three months ended April 30, 2018	Three months ended April 30, 2017
Analysis of revenue by category	£000s	£000s
Licensing agreements	3,628	1,728
Research collaboration agreement	246	—
	3,874	1,728

The Group elected to adopt IFRS 15 effective February 1, 2018. For details on the performance obligations identified and judgments exercised by management in the application of IFRS 15 see Note 1 ‘Basis of Accounting - Adoption of IFRS 15 Revenue from contracts with customers.'

Revenues of £3.1 million recognized during the three months ended April 30, 2018 were included in deferred revenue as at January 31, 2018 (adjusted). All revenues recognized during the three months ended April 30, 2017 were included in deferred revenue as at January 31, 2017.

Sarepta Therapeutics, Inc.

On October 4, 2016, Summit announced its entry into an exclusive license and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’), pursuant to which Summit granted Sarepta the exclusive right to commercialize products in the Group’s utrophin modulator pipeline in the European Union, Switzerland, Norway, Iceland, Turkey and the Commonwealth of Independent States. Such products include the Group’s lead product candidate, ezutromid, for the treatment of Duchenne muscular dystrophy, and its pipeline of second generation and future generation small molecule utrophin modulators. The Group also granted Sarepta an option to expand the licensed territory to include specified countries in Central and South America. The Group retains commercialization rights in the rest of the world.

Under the license and collaboration agreement with Sarepta, Summit has received from Sarepta an upfront payment of $40.0 million (£32.8 million) and a development milestone payment of $22.0 million (£17.2 million) which was payable after the first dosing of the last patient in PhaseOut DMD, its ongoing Phase 2 clinical trial of ezutromid. The terms of the contract have been assessed under IFRS 15 Revenue from contracts with customers, and currently only the upfront payment, first development milestone payment and development cost share income are included in the transaction price which is reported as deferred revenue in the Consolidated Statement of Financial Position and recognized as revenue over the development period.

As part of the license and collaboration agreement with Sarepta, the Group has agreed to collaborate with Sarepta on the research and development of the licensed products pursuant to a joint development plan through a joint steering committee comprised of an equal number of representatives from each party. The Group was solely responsible for all research and development costs for the licensed products until December 31, 2017. From January 1, 2018, the Group is responsible for 55.0% of the budgeted research and development costs related to the licensed products, and Sarepta is responsible for 45.0% of such costs. Any costs in excess of 110.0% of the budgeted amount are borne by the party that incurred such costs. The Group is also obligated to spend a specified minimum amount on the research and development of certain licensed products prior to the end of 2019. This development cost share income is recognized as part of licensing agreements revenue as the Group is acting as a principal in the scope of the research and development activities of the agreement.

4. Revenue (continued)
In addition, the Group will be eligible to receive up to an additional $20 million from Sarepta in specified development milestones for ezutromid and up to $150 million from Sarepta in specified regulatory milestones related to ezutromid in the licensed territory. The Group is also eligible to receive up to $65 million in specified development milestones and up to $225 million in specified regulatory milestones from Sarepta for its future generation small molecule utrophin modulators in the licensed territory. In addition, the Group is also eligible to receive up to $330 million from Sarepta in specified sales milestones on a product-by-product basis, as well as tiered, escalating royalties ranging from a low- to high-teens percentage of net sales on a product-by-product basis in the licensed territory.

Eurofarma Laboratórios S.A.
On December 21, 2017, Summit announced it had entered into an exclusive license and commercialization agreement with Eurofarma Laboratórios S.A. ('Eurofarma'), pursuant to which the Group granted Eurofarma the exclusive right to commercialize ridinilazole in specified countries in South America, Central America and the Caribbean. The Group has retained commercialization rights in the rest of the world.
Under the terms of the license and commercialization agreement with Eurofarma, the Group received an upfront payment of $2.5 million (£1.9 million) from Eurofarma. The terms of the contract have been assessed under IFRS 15 Revenue from contracts with customers and currently only the upfront payment is included in the transaction price. The upfront payment was initially reported as deferred revenue in the Consolidated Statement of Financial Position and is recognized as revenue over the development period.
In addition, the Group will be entitled to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the licensed territory in one of the two planned Phase 3 clinical trials of ridinilazole. The Group is eligible to receive up to $21.5 million in development, commercial and sales milestones when cumulative net sales equal or exceed $100.0 million in the Eurofarma licensed territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales will result in the Group receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to the Group in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid- to high-teens percentage of cumulative net sales in the Eurofarma licensed territory. The Group estimates such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the licensed territory.

5. Other operating income

	Three months ended April 30, 2018	Three months ended April 30, 2017
Analysis of other operating income by category	£000s	£000s
Income recognized in respect of BARDA	3,283	—
Grant income	103	—
Research and development credit	65	—
Other income	4	—
	3,455	—
In September 2017, the Group was awarded a funding contract with the Biomedical Advanced Research and Development Authority ('BARDA'), an agency of the US government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response, worth up to $62 million. The BARDA contract provides for a cost-sharing arrangement under which BARDA would fund a specified portion of estimated costs for specified activities related to the continued clinical and regulatory development of ridinilazole for the treatment of CDI. Under the terms of the contract, Summit is initially eligible to receive $32 million from BARDA to fund, in part, obtaining regulatory approval for and commencing enrollment and dosing into Summit's two planned Phase 3 clinical trials of ridinilazole.  In addition, Summit is eligible for additional funding under the contract pursuant to three independent option work segments, which may be exercised by BARDA in its sole discretion upon the achievement of certain development and other milestones for ridinilazole. If the three option work segments are exercised in full, Summit would be eligible for an additional $30 million from BARDA. During the three months ended April 30, 2018, the Group recognized funding income from BARDA of £3.3 million for the CDI program (three months ended April 30, 2017: £nil). Income is recognized in respect of BARDA as the underlying research and development expenditure is incurred.

6. Financial instruments

The Group’s activities expose it to a variety of financial risks: foreign currency risk; interest rate risk; credit risk; and liquidity risk.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s annual financial statements as of January 31, 2018. There have been no changes in any risk management policies since the year end.

7. Segmental reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development, as detailed more fully in the annual consolidated financial statements as of and for the year ended January 31, 2018. There have been no changes to management’s assessment of the operating and reporting segments of the Group during the period.

8. Income tax

	Three months ended April 30, 2018	Three months ended April 30, 2017
	£000s	£000s
Current period research and development tax credit receivable on qualifying expenditure	1,036	1,218
Tax expense related to the US operations	(90)	(15)
Total credit for the period	946	1,203

The research and development tax credit is recognized based on management’s estimate of the qualifying expenditure relating to research and development activities carried out by the Group. The UK operations have estimated losses for the year and as such there is no accrued income tax for the period.

9. Financial liabilities on funding arrangements

The value of the estimated financial liabilities on funding arrangements as of April 30, 2018 amounted to £3.2 million (January 31, 2018: £3.1 million) relating to the charitable funding arrangements with the Muscular Dystrophy Association (‘MDA’) and Duchenne Partners Fund Inc. (‘DPF’). The increase in value of the estimated financial liabilities during the three months ended April 30, 2018 amounted to £0.1 million (three months ended April 30, 2017: £0.2 million) and was recognized as a finance cost. Since initial recognition, the estimated financial liabilities have been re-measured following significant successful events in the associated clinical program. Furthermore, in October 2017 the portion of the estimated financial liabilities on funding arrangements related to the Wellcome Trust funding was derecognized in full following the negotiation of renewed commercial terms. The financial liability has not been re-measured in either of the periods presented.

	Three months ended April 30, 2018	Year ended January 31, 2018
	£000s	£000s
At February 1,	3,090	5,919
Unwinding of discount factor	141	754
Derecognition of financial liabilities – Finance income	—	(3,085)
Re-measurement of financial liabilities on funding arrangements	—	410
Net finance income / (costs) on funding arrangements accounted for as financial liabilities	141	(1,921)
Derecognition of financial liabilities – Other operating income	—	(908)
	3,231	3,090

9. Financial liabilities on funding arrangements (continued)

The table below describes the value of the liabilities as at April 30, 2018 of £3.2 million compared to what this number would be following the presented variations to the underlying assumptions.

April 30, 2018
£000s
Estimated financial liabilities on funding arrangements	3,231

1% lower discount rate	3,500
1% higher discount rate	2,987
10% lower revenue assumptions	2,949
10% higher revenue assumptions	3,516
10% lower probability of success	1,052
10% higher probability of success	5,357

Summary of milestone payments and royalty arrangements contained in the funding arrangements

US Not for Profit Organizations

Muscular Dystrophy Association

The Group has agreed to pay the MDA a specified lump sum amount, less the previously paid MDA cash infusion milestone payment, following the regulatory approval of any project product for use in the United States or European Union in the treatment of DMD or Becker muscular dystrophy (‘BMD’) and an additional specified sum upon achievement of a commercial milestone. The Group would be obligated to pay MDA a low single-digit percentage royalty of worldwide net sales by the Group, its affiliates or licensees of any project product.

Duchenne Partners Fund Inc.

The Group has agreed to pay DPF a specified lump sum amount, less the previously paid DPF cash infusion milestone payment, following the regulatory approval of any project product for use in the United States or European Union in the treatment of DMD or BMD and an additional specified sum upon achievement of a commercial milestone. The Group would be obligated to pay DPF a low single-digit percentage royalty of worldwide net sales by the Group, its affiliates or licensees of any project product.

The total amount payable with respect to regulatory milestones under the two agreements with the US not for profit organizations would be $2.5 million if the Group meets all regulatory milestones.

10. Provisions and contingencies

Provisions

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At February 1, 2018	1,466	150	25	1,641
Unwinding of the discount factor	46	—	—	46
At April 30, 2018	1,512	150	25	1,687

10. Provisions and contingencies (continued)

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At February 1, 2017	—	85	—	85
Additions	1,466	150	25	1,641
Used during the year	—	(85)	—	(85)
At January 31, 2018	1,466	150	25	1,641

Assumed contingent liability
On December 23, 2017 the Group acquired Discuva Limited. As part of the acquisition, the Group assumed certain contingent liabilities as certain employees, former employees and former directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the bacterial genetics-based platform. The timing of these potential payments is uncertain.
On the date of acquisition, the fair value of the assumed contingent liability was estimated using the expected value of the payments. The assumed contingent liabilities are subsequently measured at amortized cost using discounted cash flow models which calculate the risk adjusted net present values of estimated potential future cash flows of the payments. The assumed contingent liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development and clinical milestones being achieved. The models will be updated for changes in the probability of successful development and clinical milestones being achieved and other associated assumptions with the discount factor to remain unchanged within the model. A discount factor of 13% has been used to discount the contingent liabilities back to net present value. This discount factor has been calculated using appropriate measures and rates which could have been obtained in the period that the contingent liabilities were assumed.
The estimated fair value of the assumed contingent liability as at April 30, 2018 is £1.5 million (January 31, 2018: £1.5 million). The contingent liability has not been re-measured during the period.
The table below describes the value of the assumed contingent liabilities as at April 30, 2018 of £1.5 million compared to what the total value would be following the presented variations to the underlying assumptions in the model:

April 30, 2018 £000s
Estimated assumed contingent liabilities	1,512

1% lower discount rate	1,626
1% higher discount rate	1,414
10% lower probability of success	1,246
10% higher probability of success	1,758

Contingencies

In addition to those items provided for above, the Group also has the following contingencies:

MuOx Limited

Under the research sponsorship agreement that the Group and Oxford University Innovation Limited, formerly known as Isis Innovation Limited, (‘OUI’) entered into in November 2013, amended and restated in July 2014 and amended in November 2015, the Group agreed to fund a drug research and discovery program in the University of Oxford laboratories to identify and research utrophin modulators to treat DMD. The Group will fund up to £4.6 million for this purpose over the initial six-year research period ending in November 2019. If the Group exercises its right to extend the research period by an additional year, the Group would be obliged to pay OUI an additional £0.8 million, for a total of £5.4 million.

10. Provisions and contingencies (continued)

Under the option agreement that the Group and OUI entered into in November 2013, and as amended in November 2015, OUI granted to the Group an exclusive option to license the intellectual property (‘IP’) arising from the research carried out under the sponsored research agreement within specified periods. If the Group exercises its option to obtain a license under arising IP, the Group would be obliged to pay OUI up to a specified sum in option exercise fees.
For any IP arising from the research carried out under the sponsored research agreement and for which the Group has exercised the option and that comprises new chemical entities or compounds, the Group would obtain an exclusive, sub licensable license. The Group is obligated to pay milestone payments of up to £75,000 upon the achievement of specified development milestones, whether such milestones occur prior to or after the Group’s exercise of the option to obtain an exclusive sub-licensable license. Following exercise of such an option, the Group would also be obligated to pay milestone payments upon the achievement of specified regulatory milestones with respect to each optioned compound. The specified regulatory milestone payment is due each time the specified regulatory milestone is achieved with respect to an optioned compound and, if each optioned compound achieved each regulatory milestone, the Group would be obligated to pay OUI a total of £3.7 million in regulatory milestone payments for each optioned compound.
The Group would also be obligated to pay OUI a low single-digit royalty of net sales by the Group, its affiliates or sub-licensees of any product containing an optioned compound.

University College London (novated from The School of Pharmacy, University of London)
The Group has agreed to pay The School of Pharmacy, University of London, a low single-digit share of all revenue, pre and post commercialization, received by the Group in respect of ridinilazole up to a maximum of £1.0 million in consideration of their role in the development of the initial compound series from which ridinilazole was later identified. Following the license and commercialization agreement entered into with Eurofarma Laboratórios S.A., an initial payment became due to The School of Pharmacy.

Wellcome Trust
Under the renewed terms of the funding arrangement the Wellcome Trust is entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the exploitation IP or award products. If Summit undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a low-single digit percentage share of net revenues. If a third-party undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a mid-single digit percentage share of net revenues received by Summit from sales by the third-party and a milestone payment of a low-single digit percentage of any cumulative pre-commercial payments received by Summit from third-party licensees. In both instances outlined above the Group would also be obligated to pay the Wellcome Trust a milestone of a specified amount if cumulative net revenue exceeds a specified amount. Following the license and commercialization agreement entered into with Eurofarma, an initial payment became due to the Wellcome Trust upon commercialization of ridinilazole. The payment has been provided for by the Group as at the period end date and has been discounted back to net present value relative to the expected timing of commercialization of ridinilazole.

11. Share option scheme and Restricted Stock Units

The movement in the number of share options is set out below:

	Weighted average exercise price £	Three months ended April 30, 2018	Weighted average exercise price £	Three months ended April 30, 2017
Outstanding at February 1	1.43	8,577,236	1.17	7,383,401
Granted during the period	2.05	3,461,428	1.85	1,237,524
Exercised during the period	1.08	(92,047)	0.20	(16,667)
Lapsed / surrendered during the period	1.43	(250,000)	1.48	(100,000)
Number of outstanding options	1.61	11,696,617	1.27	8,504,258

The total number of the above outstanding options capable of vesting under the Company's 2005 and 2016 share option schemes is 10,009,284.

11. Share option scheme and Restricted Stock Units (continued)

The movement in the number of Restricted Stock Units (‘RSUs’) granted in the form of a nominal-cost option is set out below:

	Weighted average exercise price £	Three months ended April 30, 2018	Weighted average exercise price £	Three months ended April 30, 2017
Outstanding at February 1	0.01	275,877	—	—
Granted during the period	0.01	121,950	—	—
Number of outstanding options	0.01	397,827	—	—

The share-based payment expense for the three months ended April 30, 2018 was £0.5 million (three months ended April 30, 2017: £0.3 million) which has been allocated to the Research and development and General and administration expenses lines of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income as follows:

	Three months ended April 30, 2018	Three months ended April 30, 2017
	£000s	£000s
Research and development	135	87
General and administration	410	190
	545	277

12. Share capital

On March 29, 2018, the Group completed an equity placing on the AIM market of the London Stock Exchange, issuing 8,333,333 new ordinary shares at a price of 180 pence per share. Total gross proceeds of £15.0 million were raised and directly attributable transaction costs of £0.9 million were incurred and accounted for as a deduction from equity.

During the three months ended April 30, 2018 the following exercises of share options took place:

Date	Number of options exercised
March 16, 2018	4,216
April 18, 2018	38,850
April 23, 2018	48,981
92,047

The total net proceeds from exercised share options during the period was £0.1 million.

All new ordinary shares rank pari passu with existing ordinary shares.

Following the above placing and exercise of share options, the number of ordinary shares in issue was 81,989,004 as of April 30, 2018.

13. Related-party transactions

The aggregate emoluments of the Directors of the Company are shown below.

	Three months ended April 30, 2018	Three months ended April 30, 2017
	£000s	£000s
Aggregate emoluments	152	176
Pension contributions	5	5
	157	181

The aggregate emoluments of the Directors of the Company and key management are shown below.

	Three months ended April 30, 2018	Three months ended April 30, 2017
	£000s	£000s
Aggregate emoluments	311	276
Pension contributions	13	10
	324	286

There were no other related party transactions during the three months ended April 30, 2018 (three months ended April 30, 2017: £nil).